UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

REVA Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

76133E109

(CUSIP Number)

October 2, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Senrigan Capital Group Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 11,518,308

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 11,518,308

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,518,308

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 26.23%

12	Type of Reporting Person CO

1	Name of Reporting Person Senrigan Capital Management Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 11,518,308

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 11,518,308

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,518,308

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 26.23%

12	Type of Reporting Person CO

1	Name of Reporting Person Nick Taylor

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 11,518,308

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 11,518,308

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,518,308

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 26.23%

12	Type of Reporting Person IN

Item 1(a).	Name of Issuer: REVA Medical, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 5751 Copley Drive San Diego, CA 92111 USA

Item 2(a).

Name of Person Filing:
This statement is filed by Senrigan Capital Group Limited, a Hong Kong private company (“Senrigan Capital”), Senrigan Capital Management Limited (“SCM”) and Nick Taylor, each with respect to the Issuer’s common stock (“Shares”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Nick Taylor is the majority owner of SCM. By virtue of this relationship, Mr. Taylor may be deemed to beneficially own the Shares.

Item 2(b).

Address of Principal Business Office or, if none, Residence:
The principal business address of each of Senrigan Capital and Mr. Taylor is 11th Floor, LHT Tower, 31 Queens’ Road Central, Hong Kong.

The principal business address of SCM is PO Box 309, Ugland House, Grand Cayman, KY-1104, Cayman Islands.

Item 2(c).	Citizenship: Senrigan Capital is organized under the laws of Hong Kong. SCM is organized under the laws of the Cayman Islands. Mr. Taylor is a citizen of the United Kingdom.
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.0001 per share.
Item 2(e).	CUSIP Number: 76133E109

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☐	Not Applicable
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	☒	Group, in accordance with Section 240.13d-1(b)(1)(II)(J).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on December 31, 2015.  This Form 13G/A reflects the conversion of certain derivative securities into Common Stock in October, 2015.  For details of the transaction, see the Form 4 filed on October 5, 2015.

Senrigan Capital
	(a)	Amount beneficially owned: 11,518,308 Shares
	(b)	Percent of class: 26.23%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote 0 Shares
		(ii)	Shared power to vote or to direct the vote 11,518,308 Shares
		(iii)	Sole power to dispose or to direct the disposition of 0 Shares
		(iv)	Shared power to dispose or to direct the disposition of 11,518,308 Shares

SCM
	(a)	Amount beneficially owned: 11,518,308 Shares
	(b)	Percent of class: 26.23%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote 0 Shares
		(ii)	Shared power to vote or to direct the vote 11,518,308 Shares
		(iii)	Sole power to dispose or to direct the disposition of 0 Shares
		(iv)	Shared power to dispose or to direct the disposition of 11,518,308 Shares

Mr. Taylor
(a)	Amount beneficially owned: 11,518,308 Shares
(b)	Percent of class: 26.23%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote 0 Shares
	(ii)	Shared power to vote or to direct the vote 11,518,308 Shares
	(iii)	Sole power to dispose or to direct the disposition of 0 Shares
	(iv)	Shared power to dispose or to direct the disposition of 11,518,308 Shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Hong Kong registered Type 9 (asset management) license holders is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: 14 February, 2016

Senrigan Capital Group Limited

	By:	/s/ Chris Nash
		Name:	Chris Nash
		Title:	Chief Operating Officer

Senrigan Capital Management Limited

/s/ Nick Taylor
Nick Taylor Director

/s/ Nick Taylor
Nick Taylor